

October 14, 2011

<u>Via E-mail</u>
Scott Fraser, Chief Executive Officer
Empowered Products, Inc.
3367 West Oquendo Road
Las Vegas, Nevada 89118

      Re: Empowered Products, Inc.
             Current Report on Form 8-K
             Filed July 7, 2011
             Current Report on Form 8-K/A
             Filed September 1, 2011
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed April 1, 2011
             Form 10-K/A for the Fiscal Year Ended December 31, 2010
             Filed September 1, 2011
             File No. 333-165917

Dear Mr. Fraser:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Craig Slivka, for

                Pamela Long
                Assistant Director

cc: <u>Via E-mail</u>
       Melissa Brown, Esq.